Exhibit 99.3

China Ceramics Receives Letter from Nasdaq Regarding Independent Director Requirement

JINJIANG, China, Dec. 5, 2013 /PRNewswire/ -- China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) ("China Ceramics" or the "Company"), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, announced that the Company received a letter dated December 3, 2013 from the Nasdaq Listing Qualifications staff that it is no longer in compliance with Nasdaq's majority independent director requirement as set forth in Listing Rule 5605. However, consistent with Nasdaq's rules, Nasdaq has provided the Company with a cure period in order to regain compliance. Pursuant to the cure period, the Company will be required to appoint a new independent director to the Board prior to the earlier of its next annual shareholders' meeting or November 27, 2014. As previously announced on December 2, 2013, Paul K. Kelly resigned from the Board of Directors effective November 27, 2013.

The Company's Board of Directors currently has six directors, three of whom are independent directors (including Cheng Davis, who the Company previously disclosed has resigned effective December 31, 2013). The Company will seek to regain compliance with the Nasdaq independent director requirement as soon as possible, but by no later than the end of the cure period.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD", "Hengdeli" or "HDL", the "TOERTO" and "WULIQIAO" brands, and the "Pottery Capital of Tang Dynasty" brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

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All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov.

We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:

China Ceramics Co., Ltd.

Edmund Hen, Chief Financial Officer

Email: info@cceramics.com

Precept Investor Relations LLC

David Rudnick

Email: david.rudnick@preceptir.com

Phone: +1 917-864-8849

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